[Wickersham & Murphy, P.C. Letterhead]

April 12, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Re:
S&W Seed Company
Registration Statement on Form S-1 (Registration No. 333-164588),
    Filed January 29, 2010
Your Comment Letter dated April 8, 2010 regarding Pre-Effective Amendment
No. 2, Filed March 26, 2010

Ladies and Gentlemen:

        On behalf of our client, S&W Seed Company (the "Company" or "S&W Seed Delaware"), we are hereby filing via EDGAR Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on January 29, 2010 (the "Registration Statement") and subsequently amended by filings made on March 10, 2010 and March 26, 2010. We are also supplementally providing the Staff with hard copies of this letter, marked copies of Amendment No. 3 and, as requested in Comment No. 12, copies of the purchase agreements related to Seed Holding, LLC's acquisition of S&W Seed Company (a general partnership). The courtesy package will be delivered by overnight mail on April 13.

        Amendment No. 3 has been revised to reflect the Company's responses to the comments received by facsimile on April 8, 2010 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted.

        The Company's responses to the Staff's March 22, 2010 comments are as follows:

Form S-1/A Filed March 26, 2010

Risk Factors, page 11

        1.     We note the disclosure added to the second risk factor on page 20 in response to comment 5 from our letter dated March 10, 2010 that an effective and current registration statement is not expressly required by the terms of the warrants and then focus on the availability of a state exemption or qualification for the exercise of the warrants. Given that the warrants are being offered pursuant to a registered offering, the exercise of the warrants would also require an effective registration statement be available. Please revise the disclosure accordingly or advise.

        Response:    Though not required by the Staff's comment, the Company has persuaded the underwriter to revise the language of the warrant form it routinely uses in its unit offerings. Accordingly, the last two sentences of the risk factor on page 20 relating to a possible future warrant redemption have been deleted. In addition, the language of the Class A and Class B warrants has been modified to eliminate any possibility that the Company would call the warrants at a time when the Company did not have a current and effective registration statement relating to the exercise of the subject warrants. The Company has refiled Exhibits 4.3 and 4.4 to reflect these modifications.

Use of Proceeds, Page 25

        2.     We reissue comment seven from our letter dated March 10, 2010. Please clearly disclose those conditions that would lead to a reallocation in the use of proceeds and clarify how the proceeds would be revised. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

        Response:    The language that the Staff has focused on was to cover the unlikely possibility that a reallocation of the proceeds might be warranted in the future. As happens, wording in the original filing and in both Amendment No. 1 and Amendment No. 2 was "lifted" verbatim from final prospectuses in offerings that have been subject to full review in the past. However, in light of the Staff's repeated comment, and because the Company in fact expects to use the proceeds in the manner set forth on page 25, it has decided to resolve this issue by deleting the reallocation language from page 26 and the related risk factor on page 19. We believe that the prospectus currently reflects the actual intent of the Company and, therefore, this is the best resolution of the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations

Six Months Ended December 31_2008 Compared to the Six Months Ended December 31, 2009, page 35

General

        3.     We note your response to our prior comment eight. Our prior comment will be re-issued as we were not able to find the indicated changes to your analysis. Please revise your disclosure for each period presented to better quantify each factor cited as the cause of a material change in your financial statement line items. For example, quantify the impact of revenue attributable to the quantity of seeds sold compared to changes in pricing from the prior period in U.S. Dollars.

        Response:    In response to the Staff's comment, the Company has further reviewed its disclosure in Results of Operations for both the interim period and the year-to-year discussions. The Company has further quantified the factors that gave rise to the material changes in various line items. We believe that we have now fully responded to the Staff's comment. Please see discussion beginning on page 35.

        4.     We note your response to comment 11 from our letter dated March 10, 2010 in which you indicate that Genetics International owed you $675,168 as of March 23, 2010, for amounts due as of December 31, 2009. Your response indicates that you are in communications with this customer. Please revise to provide us with more detail regarding the status of these communications, advise us of the typical collection time for this distributor, whether this is atypical of your relationship with them, and whether there is any specific issue holding up payment or otherwise impacting your relationship with them.

        Response:    The Company's largest customer, Genetics International, Inc., owes the Company $593,872 as of April 9, 2010 for invoices due as of December 31, 2009. These outstanding invoices had 90 day payment terms and were due in late March 2010. Taken out of the context of the long relationship the Company has had with this customer, the Company understands the Staff's comment. The Company's ability to extend credit to this customer is assisting it at a time when it is expanding into a new market in Africa, which could be to the parties' mutual benefit. The Company was able to reach Richard Penner, the CEO of Genetics International, while he was en route to a conference in Egypt. The Company asked him to provide a letter (which we are providing supplementally) confirming that the amounts outstanding will be paid and providing a brief discussion of Genetics International's current business prospects.

        In context, the fact that this customer is paying outside of the 90-day payment window is not a concern to the Company. The Company has not pressed him for payment, believing that would be short-sighted. Historically, over decades of doing business, the customer has averaged 85 days to pay outstanding invoices, although at certain times these invoices have aged over 180 days. The Company is in communication with this customer and has a very long-standing relationship with the customer. In over 25 years of selling to this particular customer, the Company has never once had to write off any receivables due from Genetics International. The Company anticipates collecting the remaining outstanding balances in the near future. To the best of the Company's knowledge, there is no S&W-related issue that might be delaying payment, nor are there any negative issues impacting the Company's relationship with this customer. Moreover, the Company believes that all of its outstanding AR balances are fully collectible.

        The Company's relationship with this customer is extremely strong, and the parties intend to continue to do a significant amount of business together. In future periods, the Company may also further extend credit to Genetics International, but expects to experience significant sales growth through assisting this customer when in a position to do so.

Business, page 44

        5.     Please provide the source of all statistical information used in the prospectus, as requested in comment 17 from our letter dated March 10, 2010. For instance, we note the statement on page 45 that "85% of US alfalfa seed is produced in California, Idaho, Oregon, Washington and Nevada" and the statement on page 46 that "based on historical trends, high intensity sweeteners are expected to increase their share of the global sweetener market annually." In addition, provide a citation to the 2009 press release by Mintel International references on page 46.

        Response:    The Company has again reviewed the statistic information in the prospectus. In the Amendment, the Company has clarified that the 85% statistic came from the same Mueller study cited earlier in the paragraph. Please see page 45. The Company has also clarified that the statement regarding historical trends is based on "Artificial Sweeteners—Global Strategic Business Report" by Global Industry Analysts, Inc., as cited earlier in the same section. Please see page 46. Also on page 46, the Mintel International press release has been cited by its title, "Stevia market to break $100 million this year." Because the Mintel press release is dated "Sep 2009," without a specific date reference, the Company has indicated the date of the press release as September 2009, together with its title. In addition to expressly sourcing all the statistical information in the prospectus, the Company previously supplementally provided the source material to the Staff, which together the expanded disclosure provided in the Amendment, we hope has satisfied the Staff with respect to this issue.

        6.     We note your response to comment 19 from our letter dated March 20, 2010. Please include a citation for the Imperial Valley three year trial, and the trials at the USDA salinity laboratory.

        Response:    In response to the Staff's comment, the Company has added the citation relating to the university trials at Imperial, which was inadvertently left out of Amendment No. 2, and has added a citation relating to the salinity laboratory tests for SW 9720. Please see page 51.

        7.     We note the revised disclosure on page 54 indicating that two of your distributors account for greater than 10% of your sales. Please disclose the actual percentage of sales associated with these two distributors.

        Response:    In response to the Staff's comment, the Company has expressly stated that the two distributors represented 39% and 10%, respectively, of the Company's consolidated revenue for the fiscal year ended June 30, 2009. Please see page 54.

        8.     Please expand your page 57 statement that you have been in discussions with stevia processors to be consistent with page four as it relates to "no contracts in place."

        Response:    In response to the Staff's comment, the Company has expanded its discussion in "Business—Stevia Production" to expressly state that it currently has no contracts with potential customers. In a previous filing, the Company had clarified that it also does not have a formal contract with its initial grower for the stevia pilot program. We believe that the Company's disclosure is now clear that at this stage of its pilot program, it has no contracts in place. Please see page 57. The Company has asked us to stress to the Staff that it is in close contact with processors who wish to purchase stevia leaf and foresees absolutely no difficulty in selling all of the leaf that it is able to grow now and for the foreseeable future. However, the Company believes that the current level of disclosure, as guided by the Staff, is appropriately conservative.

        9.     We note your response to comment 21 from our letter dated March 10, 2010 that you will file these exhibits in an amendment. Please allow sufficient time for us to review these exhibits and note we may have additional comments. In addition, the exhibits index does not refer to an agreement with SCALE Ag Services. Please revise.

        Response:    The Company has filed the "Annual Production Contracts" with its major growers as Exhibit 10.17 to this Amendment. With respect to S.C.A.L.E. Ag Services, please be advised that the parties do not operate pursuant to a written distributorship or other form of agreement, which is why it is not referenced in the list of exhibits. As the Staff has not doubt observed, it is very common, if not actually the rule, for business relationships in the agricultural industry to extend for many decades, successfully, as is the case here, without extensive legal or contractual documentation.

Index to Financial Statements, F-1

        10.   We note your response to our prior comment 28 and the related revisions to your filing. Your revised disclosure states that the financial statements of S&W Seed Company (a Delaware company), would be identical to those of Seed Holding, LLC. However, this statement does not appear to be entirely accurate (e.g., there are differences in the accounting for income tax expense between these entities). Please revise your disclosure to clarify this statement.

        Response:    Having considered the Staff's comment, the Explanatory Note on page F-1 of the Amendment has been revised to more precisely explain the reason the financial statements of Seed Holding, LLC are included in the Registration Statement and prospectus in lieu of financial statements of the issuer. Please see page F-1.

Seed Holding, LLC

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3—Business Combinations, F-15

        11.   We note your response to our prior comment 50 from our letter dated February 26, 2010. Please revise to disclose that the acquisition of S&W Seed Company (a California general partnership) was negotiated at arm's length and also tell us and revise to describe the events and circumstances that resulted in the bargain purchase of S&W Seed Company.

        Response:    Note 3 to the Notes to Financial Statements of Seed Holding, LLC has been revised to expressly state that the transaction in which Seed Holding purchased an interest in S&W Seed

Company (a California general partnership) was a transaction negotiated at arm's length. With respect to that portion of your comment that seeks further background regarding the events and circumstances surrounding the purchase transaction, the Company provides the following:

        The transaction was negotiated in the spring of 2008, as the financial markets were beginning to experience the meltdown that led into the recession and ongoing economic downturn. Bargains on sales of assets and businesses were readily available, if a buyer had financial resources. For its part, Seed Holding, the purchaser, was in a position to make a large cash payment that did not require third-party financing.

        All of the general partners were motivated to relinquish all or part of their partnership interests because, to varying degrees, they wanted to retire. To elaborate on this point, the average age of the general partners who were active in the business approached 80 in 2008. The 86-year old partner who had historically run the facility had medical issues that prevented him from working. Although the general partnership was a long-standing, ongoing business, essentially all of the partners were well past normal retirement age. By "handing off" the business to a new partner over a period of years, the partners could stay as long as they wanted and had the possibility of continuing past retirement in a part-time or consulting role, if they wished. Of particular importance to the partners was to find a partner that could carry on the business they had built over almost 30 years, not simply a purchaser of the assets or another seed company that might even substitute its own varieties. By bringing in key personnel with the expertise to maintain the continuity of the business, the new partner could put in place a strong management team of individuals who had worked in the Central Valley for decades and who already knew many of the old partners and their growers and customers.

        The partners at S&W Seed Company knew the people with whom they were negotiating, and knew the purchaser not only could pay $2,400,000 in cash without obtaining outside financing, but also could ably carry on the business that the partners had built up for almost three decades. Those intangibles were important factors that played into the mix as they considered their options. The old partners had fared well financially over the years, and therefore, the purchase price for their partnership interests was not their only concern. It was more important to them to find new partners who could run the business well, and keep them included to the extent they so desired.

        The Company respectfully suggests that the above detail would be inappropriate in footnote disclosure. However, in response to the Staff's suggestion to revise Note 3 to the Notes to Financial Statements, the Note has been expanded to provide background regarding the factors that were considered in reaching the negotiated arm's length purchase price. Please see page F-15.

        12.   Based on the disclosure on F-7 it appears that the purchase agreement entered into in June 2008 between Seed Holding, LLC and S&W Seed Company (a California general partnership) was for the purchase of a 90% interest in the partnership to be consummated over a two-year period. Although you only acquired a 60% interest in the partnership in 2008, it appears to us that the purchase price of the remaining 30% interest was determinable at that time and was contingent based solely upon the passage of time. Please clarify our understanding of the nature of this contingency as it existed in 2008. Tell us how you analyzed the guidance set forth in paragraphs 25-27 of SFAS No. 141 in reaching the conclusion that the consideration associated with the remaining 30% interest should not be recognized in 2008. In addition, please provide us with courtesy copies of all purchase agreements related to Seed Holding, LLC's acquisition of S&W Seed Company (a California general partnership).

        Response:    Although the purchase price of the series of acquisitions was originally negotiated in June 2008, it was never the intention of the parties to sell or commit to sell 90% of the partnership to Seed Holding in June 2008. The parties' conduct at the time and subsequently has been consistent with that intention. Seed Holding did not pay for the additional 30% at that time, nor were the partners willing to sell their entire interests in June 2008. As mentioned in our response to Comment No. 11, some partners were unwilling or unable to continue working, while others wished to do so and will even have continuing positions of responsibility following the completion of the public offering. The parties expressly structured the purchase to be a three-stage series of legally distinct purchases over two years, not a single purchase paid over two years. During this time, and including now, certain of the several partners are active in the business.

        Following the purchase of the 60% interest in June 2008, the parties' actions confirm that Seed Holding owned 60%, while the original partners continued to collectively own 40% of the partnership: At the closing in June 2008, Seed Holding paid the partners an aggregate of $2,400,000 and in exchange, the partners each delivered an Assignment and Assumption of Partnership Interests aggregating 60% of the partnership. Thereafter, the partners filed tax returns that reflected this ownership structure, and over the succeeding year, the four original partners withdrew an aggregate of $744,286 from the partnership on the basis of their proportionate ownership interests. That is consistent with the behavior of individuals who own a significant portion of the partnership. The parties' intent, and their conduct over the past 20 months, have been consistent with the fact that the partners sold only 60% of the partnership in June 2008, not a larger percentage. The partners clearly reaped the benefits and assumed the risks of ownership of a general partnership on the basis of the 60%/40% ownership structure.

        In December 2009, pursuant to Amendment No. 1, the timing and the form of consideration were changed with respect to the sale of the then unsold 30% of the partnership. On December 1, 2009, Seed Holding purchased an additional 15% of the partnership by means of promissory notes aggregating the $600,000 purchase price. In exchange for the Notes, the partners each delivered Assignment and Assumption of Partnership Interests representing an aggregate of 15% of the partnership.

        The purchase agreement contemplated this structure and intent. The second and third closings for the purchase of the additional 30% interests were not contingent solely upon the passage of time. There were legal conditions that were required to be satisfied at each closing: (i) payment for that portion of the partnership then being sold was to be made; (ii) representations and warranties of the parties were to be true at the date of each closing; and (iii) assignment and assumption of partnership interests were required to be delivered. The second and third closings would not have been consummated nor were they required to be consummated in the event the closing conditions could not be satisfied.

        Section 6 of the purchase agreement expressly states:

  "Each of the Selling Partners shall deliver an Assignment and Assumption of Partnership Interests to be transferred to Buyer at the Closings (the "Assignment"), pursuant to which Selling Partners shall transfer, sell and assign their applicable percentage of the Partnership Interests then transferred to Buyer. Delivery of their Assignment shall transfer all right, title and interest of Selling Partners in and to the Partnership Interests so transferred to Buyer, and shall in no event be deemed to constitute the granting of a security interest or anything other than a sale of the Partnership Interests."

        This provision makes clear that each separate closing was intended to occur on the date of the transfer of partnership interests—60% in 2008, followed by 15% in 2009 and 15% in 2010.

        The acquisition of the remaining 30% of the general partnership interests was not probable at the time the original purchase agreement was executed. Seed Holding had paid $2,400,000 in cash in 2008. However, Seed Holding was an entity without an ongoing revenue source and therefore, its ability to fund the remaining two purchase transactions, absent an outside funding source, was not probable, particularly as the worldwide financial crisis started unfolding in the spring of 2008. In fact, the Company did not purchase the 15% partnership interest originally scheduled for June 30, 2009. In the spirit of a good and functioning general partnership, the partners continued to conduct business based on the ownership interests that were established in June 2008. The fact that the second purchase occurred five months later and on different terms is, in our view, a strong argument in favor of not being "probable" and not being solely tied to the passage of time. The terms of the renegotiated second purchase changed the transaction from a cash payment to a note.

        The Company analyzed the guidance set forth in paragraphs 25-27 of SFAS No. 141 and reasonably concluded that the remaining 30% interest should not be recognized in 2008. Paragraph 26 of Statement 141 states that "Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt" [emphasis added].

        The excerpt below was derived from Accounting Research Manager, interpretation of paragraph 26 of Statement 141:

  "The SEC staff has objected to recording contingent consideration at the consummation date in a situation in which it was "highly probable" the additional purchase price would be paid. The staff believes that "determinable beyond a reasonable doubt" is a higher threshold of certainty than "highly probable." Accordingly, the SEC staff believes that circumstances in which the payment of contingent consideration would be assured beyond a reasonable doubt at the consummation date are rare. (emphasis added)

  "In determining the cost of an acquired entity in a business combination, paragraph 26 of Statement 141 provides that securities issued unconditionally at the date of acquisition should be included in the cost of the acquisition (at fair value) and recorded at that date. Paragraph 27 states that contingent consideration should usually be recorded when the contingency is resolved and the consideration is issued or becomes issuable."

        The Company believes that its accounting treatment for the acquisition of the general partnership is consistent with the guidance cited above. At the time of the June 2008 acquisition, it was far from "determinable beyond a reasonable doubt" that it would have the financial ability or the intent to consummate the second and third purchases. As is uniquely the nature of a general partnership, the assumption of liabilities is a critical legal consideration, and it was impossible to predict the extent of those liabilities a year or more in advance. For that reason, the legal agreement provided for representations and warranties, which are legal conditions that were time-specific to each closing. Either party would have been within its rights to assert one or more of those conditions as a reason to not consummate a sale of interests.

        13.   We are still evaluating your response to our prior comment 29 and will revisit the issue when we have completed our review of the accounting for the acquisition of S&W Seed Company (a California general partnership).

        Response:    We understand that the Staff is still evaluating the Company's response to prior comment No. 29 and will await further comment after the Staff has had an opportunity to review the response to this letter and complete its review of the issue raised therein.

Part II

Item 15. Sales of Unregistered Securities

        14.   We note your response to comment 33 from our letter dated March 10, 2010. However, we note the disclosure on page 73 and in note 10 to the financial statements on page F-22, which indicate the warrants were issued March 1, 2010. We reissue our prior comment.

        Response:    In the haste to reply to the Staff's letter of March 10, 2010 and file Amendment No. 2, the Company inadvertently overlooked deleting the two references to warrants referred to in the comment. The Company has removed those paragraphs. Please see pages 74 and F-22.

Exhibits

        15.   We reissue comment 38 form our letter dated March 10, 2010. We are unable to locate the Continuing Securities Agreement Rights to Payment and Inventory or other documents referenced in Section 3.1(b)(xiii) of Exhibit 10.3.

        Response:    Please see Exhibit 10.5—Continuing Security Agreement—Rights to Payment and Inventory. This security agreement was filed as an exhibit to the original Registration Statement on January 29, 2010. With respect to "such other documents as Bank may require under any other Section of the Agreement" (Section 3.1(b)(xiii)), please be advised that the Company has filed all agreements, guarantees, certificates and other instruments required by Wells Fargo in connection with the credit facility. There are no additional documents to file pursuant to Section 3.1(b)(xiii).

Exhibit 4.3

        16.   Your existing Form of Warrant indicates that "[i]n certain cases, the sale of securities by the Company upon the exercise of [w]arrants may violate the securities laws of the United States, certain states thereof or other jurisdictions." Please advise us of the meaning of this statement and clarify why the warrant does not appear to more definitely prohibit exercise absent an effective registration statement.

        Response:    Although the form of warrant has been used numerous times in public offerings that have undergone full review by the Staff, we fully agree with the Staff's position in bringing this to our attention. The Company has deleted the offending sentence from its Form of Class A and Class B warrants and has further clarified that it will not honor the exercise of warrants unless a current and effective registration statement is available with respect to the exercise of the subject warrants. We believe that the language of the warrants and the associated risk factor are now consistent and make clear what the Company intended all along, namely, that it will only redeem the warrants and allow exercise (upon redemption or otherwise) if there is a current effective registration statement available.

Orally Delivered Comment

        By telephone on April 9, 2010, the Staff delivered one additional comment: The Company was directed to consider the impact of the revisions to the proxy disclosure rules, noting in particular the revisions to Item 401 of Regulation S-K, as they may relate to small business issuers filing registration statements under the Securities Act.

        Response:    In response to the Staff's oral comment, the Company has reviewed the biographical information provided in the prospectus for each of its executive officers and directors. Where appropriate, the information has been expanded to comply with the enhanced disclosure rules. Please see page 60.

        The Company believes it has provided all of the information and made all of the revisions to the Registration Statement requested by the Staff. As the Staff is aware, subject to its secondary review upon receipt of this amendment, NASDAQ is prepared to list the securities on The NASDAQ Capital Market upon effectiveness. In addition, we have been advised that other than the final discussions with FINRA regarding underwriters' compensation, which had been deferred until the parties were close to making a final decision on pricing the Unit, FINRA has also indicated that it has no additional issues. We also have been advised that the underwriters will be prepared to participate in the Company's initial public offering as soon as the Staff has indicated it has no further comments. Accordingly, the participants in this offering are anxious to hear whether the Staff has additional comments, and in particular, would like a resolution of Comment No. 29 of its March 22, 2010 letter at the earliest possible date.

        If you have any questions or further comments regarding Amendment No. 3, please do not hesitate to contact me at (650) 323-6400 x14. We would greatly appreciate your prompt review of the Amendment. Thank you very much for your continued assistance and courtesy.

Very truly yours,
/s/ DEBRA K. WEINER
Debra K. Weiner
cc:
Jay Williamson
Pamela Howell
Ethan Horowitz
Mark S. Grewal
Matthew K. Szot
Grover T. Wickersham
Mark A. von Bergen
Jason Barker
Lorraine Maxfield
Joseph P. Sullivan
Casey Kinchen